Filed pursuant to Rule 253(g)(2)

File No. 024-11953

This Supplement No. 9, dated July 11, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated March 28, 2023, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain information for the following Series (the “Updated Series”):

●	Landa App LLC - 1007 Leeward Way Jonesboro GA LLC
●	Landa App LLC - 10119 Commons Way Jonesboro GA LLC
●	Landa App LLC - 110 Shenandoah Drive Covington GA LLC
●	Landa App LLC - 115 Lakeview Drive Stockbridge GA LLC
●	Landa App LLC - 1160 Gable Terrace Jonesboro GA LLC
●	Landa App LLC - 120 Rosewood Drive Mcdonough GA LLC
●	Landa App LLC - 1443 Pebble Ridge Lane Hampton GA LLC
●	Landa App LLC - 2425 Cornell Circle Mcdonough GA LLC
●	Landa App LLC - 2443 Hodges Farm Road Mansfield GA LLC
●	Landa App LLC - 5329 Shirewick Lane Lithonia GA LLC
●	Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC
●	Landa App LLC - 6104 Oakwood Circle SW Covington GA LLC
●	Landa App LLC - 6436 Stone Terrace Morrow GA LLC
●	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
●	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
●	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
●	Landa App LLC - 8697 Ashley Way Douglasville GA LLC

LANDA APP LLC

20 West 22nd Street, Suite 1411

New York, NY 10010

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) shows key information related to the Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged.

New Lease Agreements/Renewals

The following lease agreements (the “Lease Agreements”) were entered into with a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App LLC - 1007 Leeward Way Jonesboro GA LLC	1007 Leeward Way Jonesboro, Georgia	July 1, 2023	$1,840	June 30, 2024
Landa App LLC - 10119 Commons Way Jonesboro GA LLC	10119 Commons Way Jonesboro, Georgia	July 1, 2023	$1,705	June 30, 2024
Landa App LLC - 110 Shenandoah Drive Covington GA LLC	110 Shenandoah Drive Covington, Georgia	July 1, 2023	$1,355	June 30, 2024
Landa App LLC - 115 Lakeview Drive Stockbridge GA LLC	115 Lakeview Drive Stockbridge, Georgia	July 1, 2023	$1,766.10	June 30, 2024
Landa App LLC - 1160 Gable Terrace Jonesboro GA LLC	1160 Gable Terrace Jonesboro, Georgia	July 1, 2023	$1,793.40	June 30, 2024
Landa App LLC - 120 Rosewood Drive Mcdonough GA LLC	120 Rosewood Drive McDonough, Georgia	July 1, 2023	$1,888	June 30, 2024
Landa App LLC - 1443 Pebble Ridge Lane Hampton GA LLC	1443 Pebble Ridge Lane Hampton, Georgia	July 1, 2023	$1,595	June 30, 2024
Landa App LLC - 2425 Cornell Circle Mcdonough GA LLC	2425 Cornell Circle McDonough, Georgia	July 1, 2023	$2,290.05	June 30, 2024
Landa App LLC - 2443 Hodges Farm Road Mansfield GA LLC	2443 Hodges Farm Road Mansfield, Georgia	July 1, 2023	$1,343.95	June 30, 2024
Landa App LLC - 5329 Shirewick Lane Lithonia GA LLC	5329 Shirewick Lane Lithonia, Georgia	July 1, 2023	$2,147.25	June 30, 2024
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	593 Country Lane Drive Jonesboro, Georgia	July 1, 2023	$1,070.80	June 30, 2024
Landa App LLC - 6104 Oakwood Circle SW Covington GA LLC	6104 Oakwood Circle SW Covington, Georgia	July 1, 2023	$1,200	June 30, 2024
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	6436 Stone Terrace Morrow, Georgia	July 1, 2023	$1,105	June 30, 2024
Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC	8645 Embrey Drive Jonesboro, Georgia	July 1, 2023	$1,365	June 30, 2024
Landa App LLC - 8654 Ashley Way Douglasville GA LLC	8654 Ashley Way Douglasville, Georgia	July 1, 2023	$1,157.62	June 30, 2024
Landa App LLC - 8668 Ashley Way Douglasville GA LLC	8668 Ashley Way Douglasville, Georgia	July 1, 2023	$1,207.50	June 30, 2024
Landa App LLC - 8697 Ashley Way Douglasville GA LLC	8697 Ashley Way Douglasville, Georgia	July 1, 2023	$1,207.50	June 30, 2024

(1) The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2) After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the Lease Agreement for the Property set forth in the table above and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Lease Agreement, a form of which is available here.